Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
DISCLOSEABLE TRANSACTION

AND

VERY SUBSTANTIAL ACQUISITION

Independent Financial Adviser to the Independent Board Committee and
the Independent Shareholders

The Board proposes to renew the 2022 Provision of Services and Products Agreement, the 2022 Services and Products Purchasing Agreement, the 2022 Financial Services Agreement, the 2022 Property Leasing Agreement and the 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement by entering into the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement.

LISTING RULES IMPLICATIONS

As at the date of this announcement, Ping An, which holds approximately 32.12% of the issued share capital of the Company through its subsidiaries, is a controlling shareholder of the Company, and is therefore a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under each of (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratios in respect of the proposed annual caps for each of (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the Independent Financial Adviser) and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the proposed annual caps for the lease transactions accounted for as right-of-use assets under the 2024 Property Leasing Agreement exceeds 5% but is less than 25%, such transactions also constitute discloseable transaction of the Company and are subject to reporting and announcement requirements under Chapter 14 of the Listing Rules.

As each of the highest applicable percentage ratios of the proposed annual caps for the wealth management services and derivative products services under the 2024 Financial Services Purchasing Agreement exceeds 100%, such transactions constitute very substantial acquisition of the Company and are subject to reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

DISPATCH OF CIRCULAR

A circular containing (i) details of the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement, and the transactions contemplated thereunder which require approval from Shareholders; (ii) a letter of advice from Red Sun Capital to the Independent Board Committee and Independent Shareholders; and (iii) a letter of recommendation from the Independent Board Committee is expected to be dispatched to the Shareholders on or around November 6, 2024.

INTRODUCTION

Reference is made to the listing document of the Company dated June 28, 2022 in relation to, among other things, (i) the 2022 Provision of Services and Products Agreement, (ii) the 2022 Services and Products Purchasing Agreement, (iii) the 2022 Financial Services Agreement and (iv) the 2022 Property Leasing Agreement; the announcements of the Company dated September 26, 2023 and October 9, 2023 in relation to the 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement. Given that the aforesaid agreements will expire on December 31, 2024, the Board proposes to renew the aforesaid agreements by entering into the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement.

RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS

1.	2024 Provision of Products and Services Agreement

Principal terms

The Company entered into the 2024 Provision of Products and Services Agreement with certain subsidiaries and associates of Ping An on November 4, 2024, pursuant to which the Group will provide the following products and services to such subsidiaries and associates of Ping An:

●	in terms of banking solutions, including but not limited to the provision of product design, risk control, operation-related technical services and marketing services; and/or

●	in terms of non-banking solutions, including but not limited to the provision of insurance related technical services such as loss assessments, operation management, anti-fraud solutions, data reporting and governance, and the provision of non-insurance related technical services such as product design, marketing management, risk control and operation management.

Reasons for the transaction

The Directors consider that the provision of products and services to the subsidiaries and associates of Ping An would benefit the Company for the following reasons:

●	in light of the leading position that Ping An enjoys in the PRC financial services industry, it is natural and in the best interests of the Company to cooperate with Ping An Group and serve it as a client that is of strategic importance to the Group; and

●	as both parties enjoy respective advantages in different business fields, our collaboration may bring synergy into full play and share development achievements.

Pricing policies

●	For various types of services to be provided under the 2024 Provision of Products and Services Agreement, the service fee to be charged to the Recipients of the Products and Services at an agreed rate and/or the one-off installation or purchase fee based on the nature of the services may be determined on a cost-plus basis with gross profit margin ranging from approximately 16% to 55% depending on the content of the services, taking into consideration various commercial factors, such as service usage volume, transaction amount, asset size of the service, and shall be substantially consistent with the prices of the similar and comparable services provided by the Group to Independent Third Parties;

●	For the products to be provided under the 2024 Provision of Products and Services Agreement, the product prices shall not be lower than the prices at which sales are made by the Group to Independent Third Parties under similar terms and taking into account the purchase volume, with an expected gross profit margin ranging from approximately 16% to 55%; and

●	For the services and products provided under the 2024 Provision of Products and Services Agreement, the price shall be determined on the basis of arm’s length negotiations and in line with market rates with reference to historical prices applicable to the products and services to ensure that the terms of providing products and services by the Group to the subsidiaries and associates of Ping An are fair and reasonable. In particular, for our standardized products and services, the service fees charged by us will be based on the transaction volume generated using our solutions or other criteria linked to the usage of our solutions by the subsidiaries and associates of Ping An, and with reference to market rates applicable to such services and products. As for our custom software development or implementation services, our service fees will be determined mainly by taking into account labor costs of our technical staff associated with the project, which shall be in line with market practice.

As mentioned above, for the 2024 Provision of Products and Services Agreement, the pricing policies of each kind of products and services are determined after taking into account a variety of factors such as costs, profit margin, purchase volume, applicable historical prices and the prevailing market conditions, and the Company will review, adjust and approve such pricing policies regularly on an annual basis when it deems necessary. In light of the factors in determining the relevant prices and the internal review and approval procedures, the Directors (excluding the Independent Board Committee) are of the view that the pricing policies were determined after arm’s length negotiations, and are fair and reasonable, on the normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Historical amounts

The transaction amounts paid by such subsidiaries and associates of Ping An to the Group for the aforesaid products and services for the two years ended December 31, 2023 and the six months ended June 30, 2024 were RMB3,047.67 million, RMB2,394.66 million and RMB952.73 million, respectively.

The annual caps for the above transaction amounts for the three years ending December 31, 2024 are RMB3,296.09 million, RMB3,600.00 million and RMB3,850.00 million, respectively. As at the date of this announcement, the transaction amount for the year of 2024 didn’t exceed the annual cap for the year of 2024.

Proposed annual caps

In relation to the 2024 Provision of Products and Services Agreement, the transaction amounts to be paid by such subsidiaries and associates of Ping An to the Group for the three years ending December 31, 2027 shall not exceed the proposed annual caps as set out in the table below:

	Proposed annual caps for the year ending December 31
	(RMB in millions)
	2025	2026	2027
Transaction amounts to be paid by the subsidiaries and associates of Ping An to the Group	2,223.33	2,304.41	2,343.26

Basis of caps

The above proposed annual caps are determined by the Board with reference to the following factors:

●	the historical transaction amounts for the two years ended December 31, 2023 and the six months ended June 30, 2024 under the existing services and products provision arrangements between the Group and the subsidiaries and associates of Ping An; and

●	the demand for the Group’s services and products from the subsidiaries and associates of Ping An taking into account their business development and operational needs.

Based on the above, on the one hand, the decrease in the proposed annual caps for the three years ending December 31, 2027 compared to the historical annual caps for the three years ending December 31, 2024 were mainly due to the fact that the connected customers have terminated their procurements of the cloud services, and the Company will focus on expanding its third-party customers and overseas markets; on the other hand, the Company will continue to develop its banking-related businesses and keep improving its life insurance product line, and it is therefore expected that revenue from the related businesses will continue to rise over the next three years, with annual caps for the years from 2025 to 2027 expected to maintain a steady growth trend. In addition, the proposed annual caps have also taken into account the inflation factors and been calculated based on the principal assumption that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the Group’s business and those of subsidiaries and associates of Ping An during the term of the Provision of Services and Products Agreement.

2.	2024 Services and Products Purchasing Agreement

Principal terms

The Company entered into the 2024 Services and Products Purchasing Agreement with certain subsidiaries and associates of Ping An on November 4, 2024, pursuant to which such subsidiaries and associates of Ping An will provide the following services and products to the Group:

(1)	technology-based products and services, including but not limited to technology development system, information technology, core modules, information security processing services and related software and hardware facilities;

(2)	service solution module outsourcing services;

(3)	operation management products and services;

(4)	healthcare-related products and services;

(5)	insurance products and services;

(6)	rewards program products; and/or

(7)	other services and products.

Reasons for the transaction

The Group has been purchasing a variety of services and products from subsidiaries and associates of Ping An to satisfy the Group’s business and operational needs. Owing to the strategic business relationship, subsidiaries and associates of Ping An has acquired a comprehensive understanding of the Group’s business and operational requirements and established a great foundation for mutual trust. Taking into consideration the Group’s previous purchasing experience with subsidiaries and associates of Ping An, the Company believes that subsidiaries and associates of Ping An are capable of fulfilling the Group’s demands efficiently and reliably with a stable and high quality supply of services and products, and entering into the Services and Products Purchasing Agreement would minimize disruption to the Group’s operation and internal procedures. In addition, it would be more cost-effective for the Group to leverage the mature infrastructure and resources already built by subsidiaries and associates of Ping An, instead of developing the same in-house.

Pricing policies

For various types of services and/or products to be provided under the 2024 Services and Products Purchasing Agreement, the price of the services or products shall be determined in a fair and reasonable manner as follows:

●	if internal tendering and bidding process is required, the Group shall determine the price of the services or products in accordance with the Group’s internal rules and procedures on tendering and bidding, comparing the service price charged by at least two Independent Third Parties for the provision of similar services or products, and taking into account its own business needs and the qualifications of the bidder; or

●	if no internal tendering and bidding process is required, it shall be determined through negotiations taking into account various commercial factors such as nature, usage and transaction term of the services or products, transaction amount and scale of funds associated with the procurement of such services or products, as well as the comparable market rates, if any, and shall be substantially in line with prices offered by the subsidiaries and associates of Ping An to their respective Independent Third Parties for similar services or products, which are provided by such subsidiaries and associates of Ping An to the Group or obtained and compared by the Group from public market.

For the services and products provided under the 2024 Services and Products Purchasing Agreement, the price shall be determined on the basis of arm’s length negotiations and in line with market rates with reference to historical prices applicable to the products and services to ensure that the terms of providing products and services by the subsidiaries and associates of Ping An to the Group are fair and reasonable and no less favourable than terms provided by the independent third parties service provider (if applicable).

As mentioned above, for the 2024 Services and Products Purchasing Agreement, when determining whether to accept the terms as offered by the Services and Products Providers, the Group will make reference to the followings: for services and products required bidding process, the price will be determined through public bidding procedures according to the internal rules and procedures of the Group; for services and products without bidding process, the demand initiation department will conduct market inquiry in advance, form a connected transaction pricing evaluation form after price fairness analysis, submit it to the finance department for evaluation of the fairness of pricing (independent opinions from external agency may be sought if necessary), and submit for the approval from corresponding management based on the caps numbers. If the Group, after taking into consideration all the above-mentioned factors and going through internal procedures, considers that the price offered by the Services and Products Providers is less favorable to the Company than terms available from Independent Third Parties (if applicable), it will not purchase such services and products from the Services and Products Providers. In light of the above, the Directors (excluding the Independent Board Committee) are of the view that the pricing policies were determined after arm’s length negotiations, and are fair and reasonable, on the normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Historical amounts

The transaction amounts paid by the Group to such subsidiaries and associates of Ping An in respect of the above services and products for the two years ended December 31, 2023 and the six months ended June 30, 2024 were RMB1,753.57 million, RMB1,428.22 million and RMB710.04 million, respectively.

The annual caps for the above transaction amounts for the three years ending December 31, 2024 are RMB2,037.23 million, RMB2,212.11 million and RMB2,400.33 million, respectively. As at the date of this announcement, the transaction amount for the year of 2024 didn’t exceed the annual cap for the year of 2024.

Note: The historical amounts above include historical amounts corresponding to transactions under the 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement, and include the historical amounts of property fees for the purchasing of the property management services which will be reclassified under the 2024 Property Leasing Agreement.

Proposed annual caps

In relation to the 2024 Services and Products Purchasing Agreement, the transaction amounts to be paid by the Group to the subsidiaries and associates of Ping An for the three years ending December 31, 2027 shall not exceed the proposed annual caps as set out in the table below:

	Proposed annual caps for the year ending December 31
	(RMB in millions)
	2025	2026	2027
Transaction amounts to be paid by the Group to subsidiaries and associates of Ping An	1,214.10	1,229.19	1,244.15

Basis of caps

●	the historical transaction amounts for the two years ended December 31, 2023 and the six months ended June 30, 2024 under the existing services and products provision arrangements between the Group and the subsidiaries and associates of Ping An;

●	the expected operational scale of the Group in the three years ending December 31, 2027 and the Group’s needs for services such as technology and operational support services to be provided by the subsidiaries and associates of Ping An; and

●	the expected decrease of service and product fees to be charged by the subsidiaries and/or associates of Ping An.

Based on the above, the Group chooses to continue to purchase products and services from subsidiaries and associates of Ping An owing to our existing and proven business relationship as set out in the subsection “－Reasons for the transaction” above. The decrease in the proposed annual caps for the three years ending December 31, 2027 compared to the historical annual caps for the three years ending December 31, 2024 are mainly due to the fact that the Company has been continuously optimizing its business structure and vigorously promoting precision investment in research and development in recent years, and its certain businesses have been affected by strategic realignment, resulting in a decline in the Company’s demand for purchases from technology service providers for such businesses. In addition, the proposed annual caps have also taken into account the estimated future demand, inflation factors and been calculated based on the principal assumption that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the Group’s business and those of the subsidiaries and associates of Ping An during the term of the Services and Products Purchasing Agreement.

3.	2024 Financial Services Purchasing Agreement

Principal terms

The Company and certain subsidiaries of Ping An entered into the 2024 Financial Services Purchasing Agreement dated November 4, 2024, pursuant to which such subsidiaries of Ping An will provide the Group with financial services, including deposit services, wealth management services and/or derivatives services. In respect of the deposit services, the Group considers placing cash deposits (including cash generated from ordinary business operations and proceeds from financing activities) into the Group’s bank accounts maintained with subsidiaries of Ping An, in which case subsidiaries of Ping An by then intend to pay interest on the deposits to the Group. In respect of wealth management services, the Group will consider purchasing wealth management products and services from subsidiaries of Ping An in exchange for investment returns. In respect of derivative services, the Group will consider the purchase of foreign exchange and interest rate derivative products from subsidiaries of Ping An.

Reasons for the transaction

Purchasing financial services from subsidiaries of Ping An allows the Group to leverage Ping An Group’s core business strengths, which include its reputable and long-established banking business in the PRC. Furthermore, as the Ping An Group have been providing various financial services to the Group, it has developed a deep understanding of the Group’s capital structure, business operations, funding needs and cash flow patterns, which facilitates the provision of expedient and efficient services. Therefore, the Ping An Group is well-positioned in providing the Group with customized financial services. We and our overseas intermediate holding companies adopt USD as our functional currency. Their foreign exchange risk mainly arises from cash and cash equivalents denominated in RMB and intercompany loans provided within the Group. To meet the demands of fund management and market risk management, the Group will purchase foreign exchange and interest rate derivative products from subsidiaries of Ping An, so as to hedge against a portion of the foreign exchange risk arising from the provision of loans denominated in currencies other than the Group’s functional currency to intragroup companies, as well as interest rate risks from related and other debts.

Pricing policies

Deposit services

The interest rates for such deposits (i) shall not be lower than: (a) the benchmark interest rate for deposits of a similar type for the same period published by the People’s Bank of China, or (b) the interest rates obtained by the Group from at least two Independent Third Parties for deposits of a similar type for the same period, or (c) the interest rates to be obtained by the Group from independent commercial banks for deposits of a similar type for the same period, and (ii) will be consistent with those offered to other depositors of subsidiaries of Ping An, including Independent Third Parties of subsidiaries of Ping An.

Wealth management services

The method for obtaining and calculating the investment returns on wealth management products and services to be sold by subsidiaries of Ping An to the Group will: (a) not be less favorable than the benchmark rates for comparable wealth management products and services published from time to time by the People’s Bank of China or the National Financial Regulatory Administration (wherever applicable); or (b) not be less favorable than the average investment return rates offered by at least two independent commercial banks or financial institutions for comparable wealth management products and services obtained by the Group (wherever applicable); or (c) be consistent with those offered to other purchasers of subsidiaries of Ping An, including Independent Third Parties of subsidiaries of Ping An.

Derivative products services

The terms of derivative products to be sold by subsidiaries of Ping An to the Group are unified contract template, which will be substantially consistent with those offered to other purchasers, including Independent Third Parties of subsidiaries of Ping An. The Group will also compare these terms with the market prices as quoted by independent external financial information service provider such as Bloomberg, to ensure the terms provided by subsidiaries of Ping An are fair and reasonable.

In respect of the 2024 Financial Services Purchasing Agreement, if the Group, after considering all the above factors and through internal procedures, determines that the interest rates/investment returns/quotations provided by the Financial Services Providers to the Company are less favorable than those offered by Independent Third Parties, the Group will not purchase such financial services from subsidiaries of Ping An. In light of the above, the Board (excluding the Independent Board Committee) believes that the pricing policies were determined on normal commercial terms after arm’s length negotiations, which are fair and reasonable, and are in the interest of the Company and its shareholders as a whole.

Historical amounts

With respect to the deposit services provided by subsidiaries of Ping An to the Group, the maximum daily balance of deposits placed by the Group with subsidiaries of Ping An was RMB2,913.34 million, RMB1,203.07 million, and RMB901.39 million, respectively, and the interest income received from subsidiaries of Ping An was RMB9.23 million, RMB17.64 million, and RMB12.51 million, respectively, for the two years ended December 31, 2023 and the six months ended June 30, 2024.

For the three years ending December 31, 2024, the annual caps for the maximum daily balance of deposit services are RMB3,184.34 million, RMB1,609.44 million, and RMB1,140.64 million, respectively, and the annual caps for interest income from deposit services are RMB17.65 million, RMB17.65 million, and RMB17.65 million, respectively. As at the date of this announcement, the transaction amount for the year of 2024 didn’t exceed the annual cap for the year of 2024.

In respect of the wealth management services provided by subsidiaries of Ping An to the Group, the maximum daily balance of wealth management products purchased by the Group was RMB1,966.22 million, RMB417.96 million, and RMB423.84 million, respectively, and the investment income received by the Group from subsidiaries of Ping An was RMB18.89 million, RMB13.00 million, and RMB5.88 million, respectively, for the two years ended December 31, 2023 and the six months ended June 30, 2024.

For the three years ending December 31, 2024, the annual caps for the maximum daily balance of wealth management services are RMB2,304.84 million, RMB1,108.44 million, and RMB1,140.64 million, respectively, and the annual caps for investment income from wealth management services are RMB30.72 million, RMB18.97 million, and RMB19.26 million, respectively. As at the date of this announcement, the transaction amount for the year of 2024 didn’t exceed the annual cap for the year of 2024.

In respect of the derivative products provided by subsidiaries of Ping An, the maximum outstanding notional amounts of derivative products purchased by the Group from subsidiaries of Ping An were RMB3,383.61 million, RMB1,595.35 million, and RMB366.57 million, respectively, for the two years ended December 31, 2023 and the six months ended June 30, 2024.

For the three years ending December 31, 2024, the annual caps for the maximum outstanding notional amounts of derivative products services are RMB4,000.00 million, RMB4,000.00 million, and RMB4,000.00 million, respectively. As at the date of this announcement, the transaction amount for the year of 2024 didn’t exceed the annual cap for the year of 2024.

Proposed annual caps

In relation to the 2024 Financial Services Purchasing Agreement, the proposed annual caps for the three years ending December 31, 2027 are set out in the table below:

	Proposed annual caps for the years ending December 31
	(RMB in millions)
	2025	2026	2027
Deposit Services
Maximum daily balance of deposits to be placed by the Group with subsidiaries of Ping An	1,890.90	1,836.06	2,028.60
Interest income to be received by the Group from subsidiaries of Ping An	79.15	76.40	86.03

Wealth Management Services
Maximum daily balance of wealth management products to be purchased by the Group from subsidiaries of Ping An	1,680.80	1,632.05	1,803.20
Investment income to be received by the Group from subsidiaries of Ping An	84.04	81.60	90.16

Derivative Products Services
Maximum outstanding notional amounts in respect of foreign exchange and interest rate derivative products to be purchased by the Group from subsidiaries of Ping An	1,000.00	1,000.00	1,000.00

Basis of caps

Deposit services – maximum daily balance of deposits to be placed by the Group with subsidiaries of Ping An

The above proposed annual caps for the maximum daily balance of deposits to be placed by the Group with subsidiaries of Ping An are determined with reference to the following factors:

(i)	the historical amounts under the existing deposit services arrangements, which were market driven and in line with the trend of the historical annual caps, and the maximum utilization rate for the annual cap of deposits by the Group from 2022 to 2023 being 91%. In the future the Group still may choose the deposit services from subsidiaries of Ping An if the interest rates provided by them are more favorable than those offered by Independent Third Parties;

(ii)	in light of the Group’s estimated scale and growth of business operation and the increasing demand for deposit services in the future, the total amount of RMB2,548.72 million in cash, time and demand deposits, and wealth management products held by the Group as of June 30, 2024, in conjunction with the current and expected future cash flow of the Company; and

(iii)	the assumption that the Group can utilize 90% of the total cash, time and demand deposits, and wealth management products for deposit services during certain periods within the three years ending December 31, 2027.

The maximum daily balance of deposits placed by the Group for each year is subject to fluctuations in the Group’s cash flow position and the annual caps reflect the aggregate of the Group’s anticipated maximum daily balance of deposits placed and wealth management products purchased with subsidiaries of Ping An, given that the Group’s balance for such services are interchangeable throughout the year under general market conditions and for the types of wealth management products in which it previously invested.

Deposit services – interest income to be received by the Group from subsidiaries of Ping An

The above proposed annual cap for interest income to be received by the Group from subsidiaries of Ping An is determined based on the expected market interest rates applicable to the Group’s expected cash position balance. Specifically, the RMB deposit interest rate based on the historical range over the past year falls between 1.15% and 1.725%, with an average forecast interest rate of 1.15% for future years. The USD deposit interest rate based on the historical range over the past year falls between 4.24% and 5.75%, with an average forecast interest rate of 5% for future years.

Wealth management services – maximum daily balance of wealth management products purchased by the Group from subsidiaries of Ping An

The proposed annual cap for the maximum daily balance of the aforementioned wealth management products is determined with reference to the following factors:

(i)	the historical amounts under the existing wealth management services arrangements, which were market driven and in line with the trend of the historical annual caps, and the maximum utilization rate for the annual cap of wealth management services by the Group from 2022 to 2023 being 85%. The historical amounts of 2023 were lower than that of 2022 was mainly because the listing on Hong Kong Stock Exchange in 2022 and the change of market capitalisation of the Company resulting in increased compliance costs and reduced efficiency of purchasing wealth management services. In the future the need of the Group to effectively improve the yield and liquidity of the idle funds still exist, and the Group still may choose the wealth management services from subsidiaries of Ping An if the terms provided by them are more favorable than those offered by Independent Third Parties after comprehensive consideration of the factors such as cost and efficiency;

(ii)	the estimated scale of the Company’s current and future business operations and the increase in future demand for wealth management services, which includes the total amount of RMB2,548.72 million in cash, time and demand deposits, and wealth management products held by the Group as of June 30, 2024, in conjunction with the current and expected future cash flow of the Company; and

(iii)	the assumption that the Group can utilize 80% of the total cash, time and demand deposits, and wealth management products to purchase wealth management products and services during certain periods within the three years ending December 31, 2027.

The maximum daily balance of deposits placed by the Group for each year is subject to fluctuations in the Group’s cash flow position and the annual caps reflect the aggregate of the Group’s anticipated maximum daily balance of deposits placed and wealth management products purchased with subsidiaries of Ping An, given that the Group’s balance for such services are interchangeable throughout the year under general market conditions and for the types of wealth management products in which it previously invested.

Wealth management services – investment income to be received by the Group from subsidiaries of Ping An

The above proposed annual caps for the investment income to be received by the Group from subsidiaries of Ping An are determined based on the expected prevailing market return rate applicable to the wealth management service provided by subsidiaries of Ping An. The Group’s decisions on the investment products of subsidiaries of Ping An are based on risk and return analysis under its treasury policy, as well as an analysis of suitable and comparable products available in the market. The Company estimates the investment scale by taking into comprehensive consideration its management requirements for balancing liquidity and return on investment, in combination with the historical return rate ranging from 3% to 5.5% for potential investments in wealth management products and services, and therefore estimates an average annual return rate of approximately 5% for these wealth management products and services in future years, based on the abovementioned historical return rate range.

Derivative products services – maximum outstanding notional amounts in respect of foreign exchange and interest rate derivative products to be purchased by the Group with subsidiaries of Ping An

On the one hand, we and our overseas intermediate holding companies adopt USD as our functional currency. Their foreign exchange risk mainly arises from cash and cash equivalents denominated in RMB and intercompany loans provided within the Group. To meet the demands of fund management and market risk management, the Group will continue to purchase foreign exchange and interest rate derivative products from subsidiaries of Ping An, so as to hedge against a portion of the foreign exchange risk arising from the provision of loans denominated in currencies other than the Group’s functional currency to intragroup companies, as well as interest rate risks from related and other debts. On the other hand, the proposed annual caps for the maximum outstanding notional amounts of foreign exchange and interest rate derivative products purchased by the Group from subsidiaries of Ping An are lower than the historical cap amounts for the three years ending December 31, 2024, which is mainly due to the Group’s strategic realignment in its capital management over the past two years, leading to a decrease in the scale of foreign exchange risk that needs to be hedged against as reflected in the historical amounts. However, in consideration of the maximum utilization rate for the annual cap of derivative products services by the Group from 2022 to 2023 being 85% and considering that in the future the Group still may choose the derivative products services from subsidiaries of Ping An if it is considered as a cost effective way to fulfill its finance need at the relevant time due to various factors, which are beyond the control of the Group, such as the changing financial market conditions and market dynamics, shifts in global geopolitics, adoption of financial policies by governments in the countries in the world, and the terms and conditions offered by the counterparties. The proposed annual caps of RMB1,000 million for each of the three financial years ending December 31, 2027 was determined after the comprehensive consideration of factors mentioned above, the average of the historical maximum outstanding notional amounts for the year of 2023 and the six months ended June 30, 2024 and the potential future needs.

4.	2024 Property Leasing Agreement

Principal terms

The Company entered into a property leasing agreement with certain subsidiaries of Ping An on November 4, 2024, pursuant to which such subsidiaries of Ping An intend to lease out a portion of the properties owned by them to the Group for office use and provide property management services to the Group. The parties thereto will enter into separate agreements setting out the specific terms and conditions (including property rents, property fees, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the property leasing agreement.

For the three years ending December 31, 2027, the total rents expected to be made by the Group to subsidiaries of Ping An under the property leasing agreements are expected not to exceed RMB28.04 million, RMB28.10 million, and RMB30.78 million, respectively; and the total property fees expected to be made by the Group to subsidiaries of Ping An are expected not to exceed RMB3.82 million, RMB3.82 million, and RMB3.82 million, respectively.

Reasons for the transaction

The Group has historically leased certain properties from Ping An Group for use as offices. Compared with Independent Third Parties, Ping An Group has a better understanding of the Group’s property requirements in relation to office premises, and leasing properties from Ping An Group also helps to enhance the convenience of the Group’s business cooperation with Ping An Group. In addition, relocation of offices to other premises by the Group will cause unnecessary disruptions to the normal business operation of the Group and incur unnecessary costs. The Group is of the view that the terms of the property leasing agreement are consistent with normal commercial terms which can safeguard the long-term property rights of the Group, therefore enabling the Group to achieve long-term development and continuity of business operations.

Pricing policies

The rents and property fees under the 2024 Property Leasing Agreement are determined on normal commercial terms after arm’s length negotiations, and the rents and property fees shall be in line with or no higher than the prevailing market rates of properties of comparable locations, gross floor areas and quality provided by Independent Third Parties to the Group. The Group will make enquiries and surveys on the rents and property fees for office leasing space of comparable locations and quality provided by Independent Third Parties to determine the prevailing market rates for comparison and ensure that the rents charges and property fees payable by the Group are on normal commercial terms, and are fair and reasonable and in the interests of the Shareholders.

In respect of the 2024 Property Leasing Agreement, having considered all the above factors and internal procedures, the Directors (excluding the Independent Board Committee) are of the view that the pricing policies were determined on normal commercial terms after arm’s length negotiations, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Historical amounts

For the two years ended December 31, 2023 and the six months ended June 30, 2024, the total values of right-of-use assets relating to leases were RMB14.17 million, RMB0.66 million and RMB26.41 million, respectively; the amounts of property fees paid by the Group to such subsidiaries of Ping An for property management services were RMB1.83 million, RMB0.47 million and RMB1.58 million, respectively.

For the three years ending December 31, 2024, the annual caps for the total value of right-of-use assets relating to leases are RMB18.80 million, RMB6.57 million and RMB28.58 million, respectively; the annual caps for the property fees were not set individually and included in the annual caps for the services and products purchasing transactions contemplated under the 2022 Services and Products Purchasing Agreement as disclosed above on page 7. As at the date of this announcement, the total value of right-of-use assets relating to leases in 2024 didn’t exceed the annual cap for the year of 2024.

Proposed annual caps

Pursuant to IFRS 16, the properties with a lease term of more than one year will simultaneously be recognised as right-of-use assets and ongoing lease liabilities payable over the lease term.

In respect of the 2024 Property Leasing Agreement, the proposed annual caps for the three years ending December 31, 2027 are set out in the table below:

	Proposed annual caps for the year ending December 31
	(RMB in millions)
	2025	2026	2027
Total value of right-of-use assets relating to leases	33.00	11.00	62.00
Property fees	3.82	3.82	3.82

Basis of caps

The proposed annual caps set out above were determined having regard to the following factors:

●	Historical transaction amounts under the existing property leasing arrangements, in particular the use in the first half of 2024, and the sustained demand and growth trend in the future;

●	An estimated increase of approximately 3-10% in annual rentals for properties leased from subsidiaries of Ping An for the three years ending December 31, 2027, which, taking into account the historical trend of growth in rental expenses, is in line with market rentals;

●	The fluctuation in the 2025, 2026 and 2027 proposed property leasing annual caps is mainly due to the nature of right-of-use asset which is depreciated over the useful life of the underlying asset since the commencement date of the lease, that in turn cause different remaining value of the lease at a given time, subject to the amount, term and time of commencement date of the lease; and

●	Property management services are provided to the lessee by the lessor itself or its delegate, and the property management service fees are estimated and calculated based on the unit price of RMB20-40 per square meter multiplied by the leased area.

INTERNAL CONTROL MEASURES

In order to ensure that the terms under relevant framework agreements for the continuing connected transactions are fair and reasonable, and no less favorable to the Group than terms available to or from Independent Third Parties, and that the connected transactions are carried out under normal commercial terms, the Company has adopted the following internal control procedures:

●	the Company has adopted and implemented a management system on connected transactions. Under such system, the audit committee under the Board is responsible for the review on compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions. In addition, the audit committee under the Board, the Board and various internal departments of the Company (including but not limited to the finance department and legal and compliance department) are jointly responsible for evaluating the terms under framework agreements for the continuing connected transactions, in particular, the fairness of the pricing policies and annual caps under each transaction;

●	the audit committee under the Board, the Board and various internal departments of the Company also regularly monitor the fulfillment status and the transaction updates under the framework agreements. The Board will also monitor the aggregate amount of all the continuing connected transactions between the Group and the subsidiaries and associates of Ping An and control the aggregate amount under the continuing transactions as a percentage of the Company’s total revenue to a relatively stable level;

●	the Company’s independent non-executive Directors will conduct annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to ensure that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and aligned with the pricing policy;

●	the auditor of the Company will report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules and perform the works with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by Hong Kong Institute of Certified Public Accountants; and

●	when considering the rents, service fees, and other fees provided by the Group to the connected persons, the Company will continue to regularly research prevailing market conditions and practices and make reference to the pricing and terms between the Company and at least two Independent Third Parties for similar transactions or the available market prices quoted by the independent external agency (where applicable), to ensure that the pricing and terms offered by the above connected persons, either through bidding procedures or mutual commercial negotiations (as the case may be), are fair, reasonable and are no less favorable than those offered to Independent Third Parties.

The Company will timely comply with the relevant disclosure requirements in relation to connected transactions to provide the Shareholders and investors with sufficient information of the connected transactions, and duly implement the abovementioned internal control procedures to ensure that the transactions conducted are priced fairly and reasonably and in the interest of the Company and the Shareholders as a whole.

OPINION FROM THE BOARD

The Directors (in respect of transactions requiring approval from the Shareholders, excluding the Independent Board Committee, whose opinion will be included in the circular to be despatched to the Shareholders after taking into account the advice of the Independent Financial Adviser) are of the view that the terms of (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement were determined after arm’s length negotiations and the respective transactions contemplated thereunder (including the proposed annual caps for the three years ending December 31, 2027) are conducted in the ordinary and usual course of business of the Group / although not in the ordinary and usual course of business of the Group, are on normal or better commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The independent non-executive Directors (except for Mr. Wing Kin Anthony Chow, who simultaneously serves as an independent non-executive director of Ping An Healthcare and Technology Company Limited, and Mr. Koon Wing Ernest Ip, who simultaneously serves as an independent director of PAO Bank Limited (formerly known as “Ping An OneConnect Bank (Hong Kong) Limited”), a subsidiary of Lufax Holding Ltd.) have formed the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement, and the respective continuing connected transactions contemplated thereunder which require approval from the Shareholders (including the proposed annual caps for the three years ending December 31, 2027).

Mr. Michael Guo (a non-executive Director of the Company and the executive director, co-chief executive officer and senior vice president of Ping An) and Ms. Xin Fu (a non-executive director of the Company and the executive director and senior vice president of Ping An) have abstained from voting on the Board resolutions in relation to (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement and the transactions contemplated thereunder. Mr. Wenwei Dou (a non-executive Director of the Company), Ms. Wenjun Wang (a non-executive Director of the Company, who, together with Mr. Wenwei Dou, holds a 50% interest in a company as nominee shareholders, respectively, based on publicly available information of the Company, and such company holds an interest of approximately 43.63% in a company, which directly holds an interest in approximately 17.78% of the issued share capital of Lufax Holding Ltd. as at the date of this announcement), and Mr. Wing Kin Anthony Chow (as independent non-executive director of both the Company and Ping An Healthcare and Technology Company Limited) have abstained from voting on the Board resolutions in respect of the 2024 Provision of Products and Services Agreement and the 2024 Services and Products Purchasing Agreement and the transactions contemplated thereunder. Mr. Koon Wing Ernest Ip (an independent non-executive Director of the Company and an independent director of PAO Bank Limited, a subsidiary of Lufax Holding Ltd.) has abstained from voting on the 2024 Provision of Products and Services Agreement. Save as aforesaid, none of the other Directors has or may be deemed to have a material interest in the above proposed transactions.

LISTING RULES IMPLICATIONS

As at the date of this announcement, Ping An, which holds approximately 32.12% of the issued share capital of the Company through its subsidiaries, is a controlling shareholder of the Company, and is therefore a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under each of (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratios in respect of the proposed annual caps for each of (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the Independent Financial Adviser) and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the proposed annual caps for the lease transactions accounted for as right-of-use assets under the 2024 Property Leasing Agreement exceeds 5% but is less than 25%, such transactions also constitute discloseable transaction of the Company and are subject to reporting and announcement requirements under Chapter 14 of the Listing Rules.

As each of the highest applicable percentage ratios of the proposed annual caps for the wealth management services and derivative products services under the 2024 Financial Services Purchasing Agreement exceeds 100%, such transactions constitute very substantial acquisition of the Company and are subject to reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

INFORMATION ON THE PARTIES

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. The Company also provides digital infrastructure for financial institutions through the Gamma Platform. The Company’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

The parties to the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement are all associates of Ping An, and their information are as follows:

Name	Principal business

Ping An Life Insurance Company of China, Ltd. (中國平安人壽保險股份有限公司)	Principally engaged in life insurance and reinsurance businesses.

Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司)	Principally engaged in health insurance and accidental injury insurance businesses, and related consulting services, agency and reinsurance business.

Ping An Annuity Insurance Company of China, Ltd. (平安養老保險股份有限公司)	Principally engaged in the provision of pension and annuity services, and related reinsurance and asset management products and services.

Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司)	Principally engaged in property loss insurance, liability insurance, credit insurance and other insurance businesses and reinsurance businesses.

Ping An Bank Co., Ltd. (平安銀行股份有限公司)	A nationwide joint-stock commercial bank, principally engaged in the provision of various financial services.

Ping An Trust Co., Ltd. (平安信託有限責任公司)	Principally engaged in trust business and fund investment business.

Ping An Securities Co., Ltd. (平安證券股份有限公司)	Principally engaged in securities brokerage, advisory on securities investment, financial advisory relating to securities transactions and investment activities, securities underwriting and sponsorship, proprietary securities business and securities asset management businesses.

Ping An International Financial Leasing Co., Ltd. (平安國際融資租賃有限公司)	Principally engaged in the provision of financial leasing services, leasing services and commercial factoring services.

Ping An Asset Management Company Limited (平安資產管理有限責任公司)	Principally engaged in asset management business and related consulting business.

China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司)	Principally engaged in the provision of various overseas investment products, asset management and consulting services.

Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司)	A scientific solution expert, committed to the application of artificial intelligence, cloud computing and other advanced technologies.

Shenzhen Ping An Financial Services Co., Ltd. (深圳平安綜合金融服務有限公司)	Principally engaged in the provision of remote customer services, remote sales consulting services, risk asset management, financial sharing services and human resource sharing services.

Lufax Holding Ltd. (陸金所控股有限公司)	Principally engaged in providing or arranging credit enhancement services, granting of loans, and providing post-loan services (such as collection service), value-added services and tools.

Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司)	Having diversified payment qualifications, covering internet payment, mobile payment, prepaid card issuance and acceptance (nationwide), bank card receipt, cross-border payment and fund payment, with its other subsidiaries engaged in the provision of services such as shopping, consumption, life and air travel.

Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司)	Principally engaged in the provision of online medical and healthcare services, with “Managed Care + Family Doctor Membership + O2O Medical and Healthcare Services” as its main business model. By leveraging on the family doctor membership system, the Group undertakes the medical and healthcare needs of users, links up medical and healthcare resources and provides medical and healthcare products and services, expands the network of online and offline services, and builds up an all-in-one medical + healthcare services platform.

Jinbaoxin Social Security Card Technology Co., Ltd. (金保信社保卡科技有限公司)	Principally engaged in electronic social security cards, online employment services, big data services, and online HR services.

Shenzhen Qianhai Credit Service Centre Co., Ltd. (深圳前海徵信中心股份有限公司)	Principally engaged in corporate credit information services and information and data service technologies.

Ping An Fund Management Company Limited (平安基金管理有限公司)	Principally engaged in publicly offered securities investment fund management, fund sales, private asset management businesses.

Ping An Wealth Management Co., Ltd. (平安理財有限責任公司)	Principally engaged in the public offering of financial products to the non-specific public, asset investment and management for entrusted investors; non-public offering of financial products to qualified investors, asset investment and management for entrusted investors; and the provision of financial advisory and consulting services.

China PA Asset Management (Hong Kong) Company Limited (平證資產管理(香港)有限公司)	Principally engaged in the provision of services such as corporate financing, stocks, bonds, funds, futures and options, asset management, and wealth management.

Shenzhen Ping An Financial Center Development Company Ltd. (深圳平安金融中心建設發展有限公司)	Principally engaged in property leasing and property management businesses.

Shanghai Ze’an Investment Management Co., Ltd (上海澤安投資管理有限公司)	Principally engaged in industrial investment, asset management, property leasing, and property management businesses.

Beijing Wusheng Technology Co., Ltd (北京物盛科技有限公司)	Principally engaged in technical services, property leasing, and property management businesses.

To the best knowledge of the Directors having made reasonable enquiries, as at the date of this announcement, all the parties to the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement are listed companies or have Ping An as their ultimate beneficial owner. Ping An is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

DISPATCH OF CIRCULAR

A circular containing (i) details of the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement, and the transactions contemplated thereunder, which require approval from Shareholders; (ii) a letter of advice from Red Sun Capital to the Independent Board Committee and Independent Shareholders; and (iii) a letter of recommendation from the Independent Board Committee is expected to be dispatched to the Shareholders on or around November 6, 2024.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), a limited liability company incorporated in the Cayman Islands listed on the New York Stock Exchange (stock ticker: OCFT) and the Hong Kong Stock Exchange (stock code: 6638)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the directors of the Company

“Financial Services Providers”	the Parties to the 2024 Financial Services Purchasing Agreement and/or their subsidiaries (if applicable). In respect of Ping An Trust Co., Ltd. (平安信託有限責任公司), its subsidiaries refer to other subsidiaries except Ping An Fund Management Company Limited (平安基金管理有限公司) and its subsidiaries

“Group”	the Company and its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising Dr. Yaolin Zhang and Mr. Tianruo Pu, as the independent non- executive Directors, to advise the Independent Shareholders in respect of (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement, and the respective continuing connected transactions contemplated thereunder which require approval from the Shareholders (including the proposed annual caps for each of the three years ending December 31, 2027)

“Independent Financial Adviser” or “Red Sun Capital”	Red Sun Capital Limited, a licensed corporation to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Third Party(ies)”	any entity or person who, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, is not a connected person of the Company within the meaning ascribed thereto under the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties to the 2024 Financial Services Purchasing Agreement”	Ping An Bank Co., Ltd. (平安銀行股份有限公司), Ping An Trust Co., Ltd. (平安信託有限責任公司), Ping An Asset Management Company Limited (平安資產管理有限責任公司), China Ping An Insurance Overseas (Holdings) Limited ( 中國平安保險海外( 控股) 有限公司), Ping An Fund Management Company Limited (平安基金管理有限公司), Ping An Wealth Management Co., Ltd. (平安理財有限責任公司) and China PA Asset Management (Hong Kong) Company Limited (平證資產管理(香港)有限公司), subject to future revision and supplement from time to time

“Parties to the 2024 Property Leasing Agreement”	Ping An Bank Co., Ltd. (平安銀行股份有限公司), Shenzhen Ping An Financial Center Development Company Ltd. (深圳平安金融中心建設發展有限公司), Ping An Life Insurance Company of China, Ltd. (中國平安人壽保險股份有限公司), Shanghai Ze’an Investment Management Co., Ltd (上海澤安投資管理有限公司) and Beijing Wusheng Technology Co., Ltd (北京物盛科技有限公司), subject to future revision and supplement from time to time

“Parties to the 2024 Provision of Products and Services Agreement”	Ping An Life Insurance Company of China, Ltd. (中國平安人壽保險股份有限公司), Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司), Ping An Annuity Insurance Company of China, Ltd. (平安養老保險股份有限公司), Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司), Ping An Bank Co., Ltd. (平安銀行股份有限公司), Ping An Trust Co., Ltd. (平安信託有限責任公司), Ping An Securities Co., Ltd. (平安證券股份有限公司), Ping An International Financial Leasing Co., Ltd. (平安國際融資租賃有限公司), Ping An Asset Management Company Limited (平安資產管理有限責任公司), China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司), Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), Shenzhen Ping An Financial Services Co., Ltd. (深圳平安綜合金融服務有限公司), Lufax Holding Ltd. (陸金所控股有限公司), Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司), Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司), Jinbaoxin Social Security Card Technology Co., Ltd. (金保信社保卡科技有限公司) and Shenzhen Qianhai Credit Service Centre Co., Ltd. (深圳前海徵信中心股份有限公司), subject to future revision and supplement from time to time

“Parties to the 2024 Services and Products Purchasing Agreement”	Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司), Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), Shenzhen Ping An Financial Services Co., Ltd. (深圳平安綜合金融服務有限公司), Lufax Holding Ltd. (陸金所控股有限公司), Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司), Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司), Jinbaoxin Social Security Card Technology Co., Ltd. (金保信社保卡科技有限公司), Ping An International Financial Leasing Co., Ltd. (平安國際融資租賃有限公司) and Shenzhen Qianhai Credit Service Centre Co., Ltd. (深圳前海徵信中心股份有限公司), subject to future revision and supplement from time to time

“Ping An”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company incorporated under the laws of the PRC, whose shares are listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and a controlling shareholder of the Company

“Ping An Group”	Ping An and its subsidiaries

“Recipients of the Products and Services”	the Parties to the 2024 Provision of Products and Services Agreement and/or their subsidiaries (if applicable). In respect of Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司) and Ping An Life Insurance Company of China, Ltd. (中國平安人壽保險股份有限公司), they entered into the agreement for themselves only (excluding their subsidiaries); in respect of Ping An Securities Co., Ltd. (平安證券股份有限公司), its subsidiaries refer to other subsidiaries except Ping An Futures Co., Ltd. (平安期貨有限公司) and its subsidiaries; in respect of Ping An Trust Co., Ltd. (平安信託有限責任公司), its subsidiaries refer to other subsidiaries except Ping An Fund Management Company Limited (平安基金管理有限公司) and its subsidiaries

“RMB”	Renminbi, the lawful currency of the PRC

“Services and Products Providers”	the Parties to the 2024 Services and Products Purchasing Agreement and/or their subsidiaries (if applicable)

“Shareholder(s)”	the holder(s) of the Shares

“Shenzhen OneConnect”	Shenzhen OneConnect Smart Technology Co., Ltd. (深圳壹賬通智能科技有限公司), a limited liability company established under the laws of the PRC on September 15, 2017 and a consolidated affiliated entity of the Company

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“2022 Financial Services Agreement”	the financial services agreement entered into between the Company and certain subsidiaries of Ping An on May 18, 2022

“2022 Property Leasing Agreement”	the property leasing agreement entered into between the Company and certain subsidiaries of Ping An on May 18, 2022

“2022 Provision of Services and Products Agreement”	the provision of services and products agreement entered into between the Company and certain subsidiaries and associates of Ping An on May 18, 2022

“2022 Services and Products Purchasing Agreement”	the services and products purchasing agreement entered into between the Company and certain subsidiaries and associates of Ping An on May 18, 2022

“2023 Insurance Services Purchasing Agreement and its Supplemental Agreement”	the insurance services purchasing agreement dated January 1, 2023 and the insurance services purchasing supplemental agreement dated September 26, 2023 entered into between Shenzhen OneConnect, a consolidated affiliated entity of the Company, and Ping An Property & Casualty Branches

“2024 Financial Services Purchasing Agreement”	the financial services purchasing agreement entered into between the Company and certain subsidiaries of Ping An on November 4, 2024 for a term of three years commencing from January 1, 2025

“2024 Property Leasing Agreement”	the property leasing agreement entered into between the Company and certain subsidiaries of Ping An on November 4, 2024 for a term of three years commencing from January 1, 2025

“2024 Provision of Products and Services Agreement”	the provision of services and products agreement entered into between the Company and certain subsidiaries and associates of Ping An on November 4, 2024 for a term of three years commencing from January 1, 2025

“2024 Services and Products Purchasing Agreement”	the services and products purchasing agreement entered into between the Company and certain subsidiaries and associates of Ping An on November 4, 2024 for a term of three years commencing from January 1, 2025

“%”	per cent

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, November 4, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.